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                          February 21, 2023

       Michael Mano
       Senior Vice President and General Counsel
       Karyopharm Therapeutics Inc.
       85 Wells Avenue, 2nd Floor
       Newton, MA 02459

                                                        Re: Karyopharm
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 17,
2023
                                                            File No. 333-269846

       Dear Michael Mano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Craig Hilts